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19010977



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ANNUAL AUDITED REPORT
FORM X-17A-5 ✗
PART III

SEC FILE NUMBER
8-68781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/18** AND ENDING **06/30/19**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NLCG Distributors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 East First Avenue, Suite 610

(No. and Street)

Denver	**CO**	**80206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Griswold (206) 799-5381

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP

(Name – if individual, state last, first, middle name)

999 Third Avenue, Suite 3300	**Seattle**	**WA**	**98104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✔ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Griswold _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NLCG Distributors, LLC _____ , as

of June 30 _____ , 20 19 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MOSS<u>A</u>DAMS

Report of Independent Registered Public Accounting Firm

To the Managing Member
NLCG Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NLCG Distributors, LLC (the Company) as of June 30, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
August 22, 2019

We have served as the Company's auditor since 2012.

ASSETS

Cash	$ 599,064
Accounts receivable	1,278,767
Receivable from Managing Member	53,934
Prepaid expenses	15,670
	$1,947,435

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	539,692
	539,692
Member's equity	1,407,743
	$1,947,435

Note 1 - Organization and Nature of Business

NLCG Distributors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Delaware. The Company is a distribution company that enters into agreements with asset management companies to provide marketing services and support. The Company holds no customer securities.

Northern Lights Capital Group, LLC (the Managing Member) owns 100% of the member equity interest in the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Significant estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company places its cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Accounts Receivable - Accounts receivable consists of commissions and retainer fees earned but not yet received. They are stated at the amount that management expects to collect and are not collateralized. No allowance is recorded as no material losses are expected.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Managing Member as a part of its tax return.

Revenue Recognition - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, and several amendments (collectively, "ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most previous revenue recognition guidance, including industry-specific guidance. The guidance also changes the accounting for certain contract costs.

The Company adopted the new accounting standard on July 1, 2018 including all the related amendments using the modified retrospective method. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the satisfaction of

performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies.

Note 3 - Related Party Transactions

Certain Company expenses are paid by the Managing Member on the Company's behalf, and these expenses are charged against an intercompany accounts payable account. These balances are routinely settled between the related companies on a quarterly basis.

As the Company and Managing Member are under common control, the Company's financial position may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2019, the Company had net capital of $521,210, which was $485,230 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 1.04.

Note 5 - Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 6 - Concentration Risk

Four clients are responsible for 100% of the accounts receivable balance as of June 30, 2019, with receivables from GQG Partners LLC representing 78% of the accounts receivable balance as of June 30, 2019.

Note 7 - New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases*, and several amendments (collectively, "ASU 2016-02"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. NLCG Distributors, LLC is not party to any lease agreements. As such, this new accounting pronouncement is not applicable to the Company in the current year.